Item 77D

SCUDDER INTERNATIONAL RESEARCH FUND

Scudder International Research Fund changed its name-related investment policy. Prior to March 1, 2002, the Fund's policy stated that the fund pursues its goal by investing at least 65% of total assets in common stocks of large foreign companies (stocks that are listed on foreign exchanges and are issued by foreign-based companies that have a market capitalization of $1 billion or more). The policy was revised as follows: The fund normally invests at least 65% of total assets in common stocks of large foreign companies (stocks that are listed on foreign exchanges and are issued by foreign-based companies that are similar in size to the companies in the MSCI EAFE + EMF Index).